Exhibit 8.2

February 6, 2024

Serina Therapeutics, Inc.

303 Peachtree Street NE, Suite 2200

Atlanta, GA 30308

Re:	Certain Federal Income Tax Consequences Related to the Merger of Canaria Transaction Corporation with and into Serina Therapeutics, Inc., with Serina Therapeutics, Inc. Surviving

Ladies and Gentlemen:

We have acted as U.S. tax counsel to Serina Therapeutics, Inc., an Alabama corporation (“Serina”), in connection with the merger (the “Merger”) of Canaria Transaction Corporation, an Alabama corporation (“Merger Sub”) and wholly-owned subsidiary of AgeX Therapeutic, Inc., a Delaware corporation (“AgeX”), with and into Serina with Serina surviving the Merger. The Merger shall be in accordance with and pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of August 29, 2023, by and between AgeX, Merger Sub, and Serina. Pursuant to the requirements of Section 5.1(d) of the Merger Agreement, you have asked us to render an opinion that the Merger shall be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Except as otherwise indicated, capitalized terms used herein shall have the meanings assigned to them in the Merger Agreement.

The opinion in this letter is based on Bradley Arant Boult Cummings LLP’s (“Bradley,” “our,” or “we”) understanding of the facts, assumptions, information, and documents referenced herein and current tax laws and published tax authorities in effect as of the date of this letter, which are subject to change. If the facts and assumptions are incorrect or change, or the tax laws change, the analysis and conclusions in this letter would also be subject to change. The opinion set forth in this letter is given as of the date set forth above and we have no responsibility to update this letter for events, transactions, circumstances, or changes in any of the facts, information, assumptions, representations or published tax authorities occurring after this date. The opinion set forth in this letter is not binding on the Internal Revenue Service (the “IRS”) or the courts and should not be considered a representation, warranty, or guarantee that the IRS or the courts will concur with our conclusions. Our analysis does not address any U.S. federal income tax issues or any state, local, or foreign income tax issues other than the opinion set forth below. Additional issues may exist that could affect the federal tax treatment of the Merger or any matter that is the subject of this letter. However, this letter does not consider or provide a conclusion with respect to any additional issues.

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In connection with rendering our opinion below, we have examined originals or copies of the following documents and agreements:

a. The Merger Agreement;

b. A Certificate of an officer of Serina delivered to us and dated as of the date of this letter;

c. A Certificate of an officer of AgeX delivered to us and dated as of the date of this letter; and

d. Such other documents as we have determined to be necessary or appropriate to the analysis set forth herein.

The foregoing documents and agreements, together with documents and agreements incidental and supplemental thereto, are referred to below as the “Documents.”

We have examined signed copies of the foregoing Documents and have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents as we have deemed necessary as a basis for the opinion hereinafter expressed. For purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or the representations set forth in the Documents. In addition, in rendering the opinion set forth in this letter, we have assumed the truth and accuracy of all representations and statements made to us, including those which are qualified as to knowledge or belief, without regard to such qualification.

For purposes of the opinion set forth below, we have, solely as to factual matters and with your consent, relied upon the accuracy and completeness of the following assumptions:

a. Each of the parties to the Documents has duly and validly executed and delivered the Documents and has full power, authority, and legal right to enter into and perform the terms of the Documents and to take any and all actions thereunder in connection with the actions contemplated thereby;

c. Each person executing any of the Documents on behalf of any party is duly authorized to do so;

d. Each natural person executing any of the Documents is legally competent to do so;

e. The terms, conditions and obligations contained in the Documents are enforceable under applicable law; the transactions contemplated thereby will be consummated in accordance with the terms, conditions and obligations contained in the Documents; and none of the material terms, conditions and obligations contained in the Documents will be waived or modified; and

f. All Documents submitted to us as originals are authentic; all Documents submitted to us as certified copies or photocopies conform to the original Documents; all signatures on all Documents submitted to us for examination are genuine; there are no material changes between the forms of Documents provided to us for our review and the final versions of those Documents executed and delivered by the parties thereto; and all public records reviewed are accurate and complete.

In our opinion, subject to the foregoing, the Merger meets the requirements of a “reorganization” as defined in Section 368(a)(1)(A) of the Code, as augmented by the provisions of Section 368(a)(2)(E) of the Code.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Registration Statement. This letter is solely for your information and assistance in connection with the matter addressed above and may not be relied upon by any other person or entity or used for any other purpose without our prior written consent.

Sincerely,

/S/ Bradley Arant Boult Cummings LLP